1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

June 7, 2018

Filed Via EDGAR with Copy by Email
Sandra Hunter Berkheimer
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A
Post-Qualification Amendment No. 3
Filed June 1, 2018
File No. 024-10649

Dear Ms. Berkheimer:

This is in response to your letter of June 6, 2018. We have copied below the comments from your June 6th letter, and provided the Fund’s responses below each comment. Also enclosed are clean and blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Question #1

Risks of Investing, page 1

1. We note that your Investment Agreement contains a waiver of trial by jury provision. Please include a risk factor that addresses the risk to investors and the enforceability of this provision.

Our Response:

In response to this comment, the Fund has added the following risk factor:

Sandra Hunter Berkheimer
Securities and Exchange Commission
June 7, 2018

Waiver of Jury Trials In Investment Agreement:  Our Investment Agreement requires that each Investor waive the right to a trial by jury in a dispute arising from the purchase of his, her, or its Series A Investor Shares. Instead, all such disputes will be tried before a judge. This provision could be unfavorable to an Investor to the extent a judge would be less likely than a jury to find in favor of the Investor. It is possible that a judge would find this provision unenforceable and grant a jury trial to an investor.

Your Question #2

Limitation on Rights in Investment Agreement, page 9

2. We note your risk factor disclosure regarding the exclusive forum provision in your Investment Agreement. Please revise to address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

 Our Response

In response to this comment, the Fund has added the following risk factor:

Forum Selection Provision In Investment Agreement:  Our Investment Agreement provides that any dispute arising from the purchase of Series A Investor Shares will be handled solely in the state or federal courts located in Delaware. We included this provision primarily because (i) the Fund and its Manager are limited liability companies organized under the laws of the State of Delaware, (ii) Delaware courts have developed significant expertise and experience in corporate and commercial law matters and investment-related disputes (which typically involve very complex legal questions), particularly with respect to alternative entities (such as LLCs), and have developed a reputation for resolving disputes in these areas in an efficient manner, and (iii) Delaware has a large and well-developed body of case law in the areas of corporate and alternative entities law and investment-related disputes, providing predictability and stability for the Fund and its Investors. This provision could be unfavorable to an Investor to the extent a court in a different jurisdiction would be more likely to find in favor of an Investor, or be more geographically convenient to an Investor. It is possible that a judge would find this provision unenforceable and allow an Investor to file a lawsuit in a different jurisdiction.

*      *      *

Sandra Hunter Berkheimer
Securities and Exchange Commission
June 7, 2018

Thank you for your continued attention to this matter. Please let us know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Edward P. Lorin, CEO (sent via email with enclosures)